

14007956

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission file number: 001-33573

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of New Orleans Employees' Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOUISIANA BANCORP, INC.
1600 Veterans Memorial Boulevard
Metairie, Louisiana 70005

REQUIRED INFORMATION

Financial Statements. The following financial statements are filed as part of this annual report for the Bank of New Orleans Employees' Savings & Profit Sharing Plan and Trust (the "Plan") and appear immediately after the signature page hereof:

Form 5500 Annual Return/Report of Employee Benefit Plan for the Plan for the year ended December 31, 2013

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BANK OF NEW ORLEANS EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

June 27, 2014   By: _____

Lawrence J. LeBon, III, on behalf of
Bank of New Orleans
as the Plan Administrator

| Form **5500** | **Annual Return/Report of Employee Benefit Plan** | OMB Nos. 1210-0110 1210-0089 |

Form 5500

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed for employee benefit plans under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ **Complete all entries in accordance with the instructions to the Form 5500.**

OMB Nos. 1210-0110
1210-0089

2013

This Form is Open to Public Inspection

| **Part I** | **Annual Report Identification Information** |

For calendar plan year 2013 or fiscal plan year beginning   01/01/2013   and ending   12/31/2013

A This return/report is for:
- [ ] a multiemployer plan;
- [ ] a multiple-employer plan; or
- [X] a single-employer plan;
- [ ] a DFE (specify) ____

B This return/report is:
- [ ] the first return/report;
- [ ] an amended return/report;
- [ ] the final return/report;
- [ ] a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here . . . . ▶ [ ]

D Check box if filing under:
- [ ] Form 5558;
- [ ] automatic extension;
- [ ] the DFVC program;
- [ ] special extension (enter description)

| **Part II** | **Basic Plan Information**—enter all requested information |

1a Name of plan
BANK OF NEW ORLEANS EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

1b Three-digit plan number (PN) ▶ 003

1c Effective date of plan
05/01/2007

2a Plan sponsor's name and address; include room or suite number (employer, if for a single-employer plan)
BANK OF NEW ORLEANS

1600 VETERANS BOULEVARD

METAIRIE   LA 70005

2b Employer Identification Number (EIN)
72-0199544

2c Sponsor's telephone number
504-834-1190

2d Business code (see instructions)
522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE	*John P LeBlanc* (signature)	06/20/2014	John P. LeBlanc
	Signature of plan administrator	Date	Enter name of individual signing as plan administrator
SIGN HERE			
	Signature of employer/plan sponsor	Date	Enter name of individual signing as employer or plan sponsor
SIGN HERE			
	Signature of DFE	Date	Enter name of individual signing as DFE

Preparer's name (including firm name, if applicable) and address; include room or suite number. (optional)

Preparer's telephone number (optional)

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.

Form 5500 (2013)

3a Plan administrator's name and address ☐ Same as Plan Sponsor Name ☐ Same as Plan Sponsor Address BANK OF NEW ORLEANS 1600 VETERANS BOULEVARD METAIRIE LA 70005	**3b** Administrator's EIN 72-0199544	
	3c Administrator's telephone number 504-834-1190	

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report:	**4b** EIN
a Sponsor's name	**4c** PN

5	Total number of participants at the beginning of the plan year	**5**	61

6	Number of participants as of the end of the plan year (welfare plans complete only lines **6a, 6b, 6c,** and **6d**).		
a	Active participants	**6a**	64
b	Retired or separated participants receiving benefits	**6b**	0
c	Other retired or separated participants entitled to future benefits	**6c**	6
d	Subtotal. Add lines **6a, 6b,** and **6c**	**6d**	70
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits.	**6e**	0
f	Total. Add lines **6d** and **6e**.	**6f**	70
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**6g**	56
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**6h**	0
7	Enter the total number of employers obligated to contribute to the plan (only multiemployer plans complete this item)	**7**	

8a If the plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristics Codes in the instructions:

     2E   2G   2J   3D   2T

  b   If the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristics Codes in the instructions:

9a Plan funding arrangement (check all that apply)		**9b** Plan benefit arrangement (check all that apply)
(1) ☐ Insurance		**(1)** ☐ Insurance
(2) ☐ Code section 412(e)(3) insurance contracts		**(2)** ☐ Code section 412(e)(3) insurance contracts
(3) ☒ Trust		**(3)** ☒ Trust
(4) ☐ General assets of the sponsor		**(4)** ☐ General assets of the sponsor

10 Check all applicable boxes in 10a and 10b to indicate which schedules are attached, and, where indicated, enter the number attached. (See instructions)

a Pension Schedules

(1) ☒ R (Retirement Plan Information)

(2) ☐ MB (Multiemployer Defined Benefit Plan and Certain Money Purchase Plan Actuarial Information) - signed by the plan actuary

(3) ☐ SB (Single-Employer Defined Benefit Plan Actuarial Information) - signed by the plan actuary

b General Schedules

(1) ☐ H (Financial Information)

(2) ☒ I (Financial Information – Small Plan)

(3) ☐ ___ A (Insurance Information)

(4) ☐ C (Service Provider Information)

(5) ☒ D (DFE/Participating Plan Information)

(6) ☐ G (Financial Transaction Schedules)

SCHEDULE D
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee
Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

2013

This Form is Open to Public
Inspection.

For calendar plan year 2013 or fiscal plan year beginning ___01/01/2013___ and ending ___12/31/2013___

A Name of plan BANK OF NEW ORLEANS EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST	**B** Three-digit plan number (PN) ▶ 003
C Plan or DFE sponsor's name as shown on line 2a of Form 5500 BANK OF NEW ORLEANS	**D** Employer Identification Number (EIN) 72-0199544

Part I	Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs) (Complete as many entries as needed to report all interests in DFEs)

a Name of MTIA, CCT, PSA, or 103-12 IE: REIT INDEX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 04-0025081 352	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	7844

a Name of MTIA, CCT, PSA, or 103-12 IE: MODERATE STRATEGIC BALANCED SL FUND

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 04-0025081 111	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	195067

a Name of MTIA, CCT, PSA, or 103-12 IE: CONSERVATIVE STRATEGIC BALANCED SL

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 04-0025081 110	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	17159

a Name of MTIA, CCT, PSA, or 103-12 IE: AGGRESSIVE STRATEGIC BALANCED SL

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 04-0025081 112	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	82291

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2015 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 189	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	53975

a Name of MTIA, CCT, PSA, or 103-12 IE: INVESCO STABLE VALUE FUND

b Name of sponsor of entity listed in (a): INVESCO NATIONAL TRUST COMPANY

c EIN-PN 84-1142974 001	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	551610

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2035 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 197	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	18847

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.

Schedule D (Form 5500) 2013

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2045 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 201	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	12016

a Name of MTIA, CCT, PSA, or 103-12 IE: S&P 500 R INDEX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 04-0025081 097	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	458644

a Name of MTIA, CCT, PSA, or 103-12 IE: S&P LARGE CAP GROWTH INDEX SL

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 002	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	36564

a Name of MTIA, CCT, PSA, or 103-12 IE: S&P LARGE CAP VALUE INDEX SL

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 003	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	73206

a Name of MTIA, CCT, PSA, or 103-12 IE: S&P MIDCAP R INDEX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 04-0025081 089	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	469452

a Name of MTIA, CCT, PSA, or 103-12 IE: NASDAQ 100 INDEX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 032	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	52709

a Name of MTIA, CCT, PSA, or 103-12 IE: RUSSELL SMALL CAP INDX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 04-0025081 096	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	39644

a Name of MTIA, CCT, PSA, or 103-12 IE: US LONG TREASURY INDEX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 183	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	103288

a Name of MTIA, CCT, PSA, or 103-12 IE: INTL INDEX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 04-0025081 157	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	75114

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2020 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 191	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	3666

a Name of MTIA, CCT, PSA, or 103-12 IE: US BOND INDEX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 177	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	241

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2050 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 203	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	2566

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2040 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 199	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	2462

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2030 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 195	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	13

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2025 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 193	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	13

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2010 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 187	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	12

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT INCOME NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 185	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	12

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2055 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 321	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	13

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

Part II	Information on Participating Plans (to be completed by DFEs)
	(Complete as many entries as needed to report all participating plans)

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

a Plan name

b Name of plan sponsor	**c** EIN-PN

SCHEDULE I (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	**Financial Information—Small Plan** This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code). ▶ **File as an attachment to Form 5500.**	OMB No. 1210-0110 **2013** **This Form is Open to Public Inspection**

For calendar plan year 2013 or fiscal plan year beginning **01/01/2013** and ending **12/31/2013**

A Name of plan BANK OF NEW ORLEANS EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST	**B** Three-digit plan number (PN) ▶	003

C Plan sponsor's name as shown on line 2a of Form 5500 BANK OF NEW ORLEANS	**D** Employer Identification Number (EIN) 72-0199544

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I   Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1	**Plan Assets and Liabilities:**		**(a) Beginning of Year**	**(b) End of Year**
a	Total plan assets	1a	4634634	5319902
b	Total plan liabilities	1b		
c	Net plan assets (subtract line 1b from line 1a)	1c	4634634	5319902

2	**Income, Expenses, and Transfers for this Plan Year:**		**(a) Amount**	**(b) Total**
a	Contributions received or receivable:			
	(1) Employers	2a(1)	18124	
	(2) Participants	2a(2)	124090	
	(3) Others (including rollovers)	2a(3)	79618	
b	Noncash contributions	2b		
c	Other income	2c	503427	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		725259
e	Benefits paid (including direct rollovers)	2e	9720	
f	Corrective distributions (see instructions)	2f	808	
g	Certain deemed distributions of participant loans (see instructions)	2g		
h	Administrative service providers (salaries, fees, and commissions)	2h	27665	
i	Other expenses	2i	1798	
j	Total expenses (add lines 2e, 2f, 2g, 2h, and 2i)	2j		39991
k	Net income (loss) (subtract line 2j from line 2d)	2k		685268
l	Transfers to (from) the plan (see instructions)	2l		

3   **Specific Assets:** If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	
c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d	X		2446727
e	Participant loans	3e	X		165389

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500   Schedule I (Form 5500) 2013

		Yes	No	Amount
3f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II   Compliance Questions

4	**During the plan year:**		Yes	No	Amount
a	Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer "Yes" for any prior year failures until fully corrected. (See instructions and DOL's Voluntary Fiduciary Correction Program.)............................	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance.	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e	Was the plan covered by a fidelity bond?...	4e	X		2000000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?................................	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?...	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If "No," attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		
l	Has the plan failed to provide any benefit when due under the plan?...............................	4l		X	
m	If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)..	4m		X	
n	If 4m was answered "Yes," check the "Yes" box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3...........................	4n			

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year?
If "Yes," enter the amount of any plan assets that reverted to the employer this year............................ ☐ Yes ☒ No   ·**Amount:**

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	**5b(2)** EIN(s)	**5b(3)** PN(s)

5c If the plan is a defined benefit plan, is it covered under the PBGC insurance program (see ERISA section 4021)? ..... ☐ Yes ☐ No ☐ Not determined

Part III   Trust Information (optional)

6a Name of trust	**6b** Trust's EIN

| SCHEDULE R
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation | Retirement Plan Information

This schedule is required to be filed under section 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ File as an attachment to Form 5500. | OMB No. 1210-0110

2013

This Form Is Open to Public Inspection. |

For calendar plan year 2013 or fiscal plan year beginning   01/01/2013   and ending   12/31/2013

A Name of plan

BANK OF NEW ORLEANS EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

B Three-digit plan number (PN) ▶   003

C Plan sponsor's name as shown on line 2a of Form 5500

BANK OF NEW ORLEANS

D Employer Identification Number (EIN)

72-0199544

Part I   Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions..   **1**   0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits):

EIN(s):   58-1428634

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year...   **3**

Part II   Funding Information (If the plan is not subject to the minimum funding requirements of section of 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(d)(2) or ERISA section 302(d)(2)?.......................   ☐ Yes   ☐ No   ☐ N/A

If the plan is a defined benefit plan, go to line 8.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions and enter the date of the ruling letter granting the waiver.   **Date:** Month _____ Day _____ Year _____

If you completed line 5, complete lines 3, 9, and 10 of Schedule MB and do not complete the remainder of this schedule.

6 a Enter the minimum required contribution for this plan year (include any prior year accumulated funding deficiency not waived)..   **6a**

b Enter the amount contributed by the employer to the plan for this plan year..   **6b**

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) **6c**

If you completed line 6c, skip lines 8 and 9.

7 Will the minimum funding amount reported on line 6c be met by the funding deadline?.....................................   ☐ Yes   ☐ No   ☐ N/A

8 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure or other authority providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change?..   ☐ Yes   ☐ No   ☐ N/A

Part III   Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box. If no, check the "No" box...   ☐ Increase   ☐ Decrease   ☐ Both   ☐ No

Part IV   ESOPs (see instructions). If this is not a plan described under Section 409(a) or 4975(e)(7) of the Internal Revenue Code, skip this Part.

10 Were unallocated employer securities or proceeds from the sale of unallocated securities used to repay any exempt loan? ....   ☐ Yes   ☐ No

11 a Does the ESOP hold any preferred stock?...   ☐ Yes   ☐ No

b If the ESOP has an outstanding exempt loan with the employer as lender, is such loan part of a "back-to-back" loan? (See instructions for definition of "back-to-back" loan.).............................   ☐ Yes   ☐ No

12 Does the ESOP hold any stock that is not readily tradable on an established securities market?......................................   ☐ Yes   ☐ No

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   Schedule R (Form 5500) 2013

Part V	Additional Information for Multiemployer Defined Benefit Pension Plans

13 Enter the following information for each employer that contributed more than 5% of total contributions to the plan during the plan year (measured in dollars). See instructions. *Complete as many entries as needed to report all applicable employers.*

a Name of contributing employer

b EIN   **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month _____ Day _____ Year _____

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
  (1) Contribution rate (in dollars and cents) _____
  (2) Base unit measure: ☐ Hourly   ☐ Weekly   ☐ Unit of production   ☐ Other (specify):

---

a Name of contributing employer

b EIN   **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month _____ Day _____ Year _____

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
  (1) Contribution rate (in dollars and cents) _____
  (2) Base unit measure: ☐ Hourly   ☐ Weekly   ☐ Unit of production   ☐ Other (specify): _____

---

a Name of contributing employer

b EIN   **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month _____ Day _____ Year _____

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
  (1) Contribution rate (in dollars and cents) _____
  (2) Base unit measure: ☐ Hourly   ☐ Weekly   ☐ Unit of production   ☐ Other (specify): _____

---

a Name of contributing employer

b EIN   **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month _____ Day _____ Year _____

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
  (1) Contribution rate (in dollars and cents) _____
  (2) Base unit measure: ☐ Hourly   ☐ Weekly   ☐ Unit of production   ☐ Other (specify): _____

---

a Name of contributing employer

b EIN   **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month _____ Day _____ Year _____

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
  (1) Contribution rate (in dollars and cents) _____
  (2) Base unit measure: ☐ Hourly   ☐ Weekly   ☐ Unit of production   ☐ Other (specify): _____

---

a Name of contributing employer

b EIN   **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month _____ Day _____ Year _____

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
  (1) Contribution rate (in dollars and cents) _____
  (2) Base unit measure: ☐ Hourly   ☐ Weekly   ☐ Unit of production   ☐ Other (specify): _____

14	Enter the number of participants on whose behalf no contributions were made by an employer as an employer of the participant for:		
	a The current year..	**14a**	
	b The plan year immediately preceding the current plan year...	**14b**	
	c The second preceding plan year	**14c**	
15	Enter the ratio of the number of participants under the plan on whose behalf no employer had an obligation to make an employer contribution during the current plan year to:		
	a The corresponding number for the plan year immediately preceding the current plan year.............................	**15a**	
	b The corresponding number for the second preceding plan year	**15b**	
16	Information with respect to any employers who withdrew from the plan during the preceding plan year:		
	a Enter the number of employers who withdrew during the preceding plan year	**16a**	
	b If line 16a is greater than 0, enter the aggregate amount of withdrawal liability assessed or estimated to be assessed against such withdrawn employers	**16b**	

17 If assets and liabilities from another plan have been transferred to or merged with this plan during the plan year, check box and see instructions regarding supplemental information to be included as an attachment. .... ☐

Part VI	**Additional Information for Single-Employer and Multiemployer Defined Benefit Pension Plans**

18 If any liabilities to participants or their beneficiaries under the plan as of the end of the plan year consist (in whole or in part) of liabilities to such participants and beneficiaries under two or more pension plans as of immediately before such plan year, check box and see instructions regarding supplemental information to be included as an attachment .... ☐

19 If the total number of participants is 1,000 or more, complete lines (a) through (c)

    a Enter the percentage of plan assets held as:
       Stock: _____ % Investment-Grade Debt: _____ % High-Yield Debt: _____ % Real Estate: _____ % Other: _____ %

    b Provide the average duration of the combined investment-grade and high-yield debt:
       ☐ 0-3 years   ☐ 3-6 years   ☐ 6-9 years   ☐ 9-12 years   ☐ 12-15 years   ☐ 15-18 years   ☐ 18-21 years   ☐ 21 years or more

    c What duration measure was used to calculate line 19(b)?
       ☐ Effective duration   ☐ Macaulay duration   ☐ Modified duration   ☐ Other (specify):